UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒                                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐                                   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-33145

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sally Beauty 401(k) Savings Plan

Sally Beauty 401(k) Savings Plan
3001 Colorado Boulevard
Denton, TX 76210

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sally Beauty Holdings, Inc.

3001 Colorado Boulevard

Denton, TX 76210

SALLY BEAUTY
401(k) SAVINGS PLAN

Financial Statements

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

SALLY BEAUTY
401(k) SAVINGS PLAN

* All other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Participants and Administrator
Sally Beauty 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sally Beauty 401(k) Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG

June 28, 2007

SALLY BEAUTY
401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets:
Investments, at fair value	$77,583,272	68,744,151
Receivables:
Employer contribution	2,284,036	2,145,796
Participant contributions	256,162	248,388
Total receivables	2,540,198	2,394,184
Total assets	80,123,470	71,138,335

Liabilities:
Corrective distributions payable	164,290	136,806
Net assets available for benefits	$79,959,180	71,001,529

See accompanying notes to financial statements.

SALLY BEAUTY
401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,177,855	2,864,810
Dividends and interest income	5,843,900	505,689
Total investment income	8,021,755	3,370,499
Contributions:
Employer	2,177,096	2,008,990
Participants	7,178,897	7,487,630
Rollovers	158,642	180,743
Plan merger	—	2,437,467
Total contributions	9,514,635	12,114,830
Total additions	17,536,390	15,485,329
Deductions from net assets attributed to:
Benefits paid to participants	8,552,240	7,678,419
Administrative fees	26,499	38,624
Total deductions	8,578,739	7,717,043
Net increase	8,957,651	7,768,286
Net assets available for benefits at beginning of year	71,001,529	63,233,243
Net assets available for benefits at end of year	$79,959,180	71,001,529

See accompanying notes to financial statements.

SALLY BEAUTY
401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)       Description of the Plan

The following description of the Sally Beauty 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)       General

On November 16, 2006, Sally Beauty Holdings, Inc. (“the Company” or “Plan Sponsor”) separated from Alberto-Culver company (“Alberto-Culver”), pursuant to the Investment Agreement, dated as of June 19, 2006, as amended, among the Company, Alberto-Culver, CDRS Acquisition LLC (“CDRS”) and others.   See Sally Beauty Holdings, Inc.’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006 for additional information about the separation from Alberto-Culver.

The Plan, established on January 1, 1994, is a defined contribution plan available to eligible employees of the Company and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Company is the Plan Administrator of the Plan. Prudential Bank Trust Company, FSB (the Trustee) is the trustee of the Plan. Certain affiliates of the Trustee provide recordkeeping, accounting, custodian, brokerage and investment management services relating to the operation and the assets of the Plan.

(b)       Participation

All eligible employees with at least 1,000 hours of service within 12 consecutive months, who are not members of a collective bargaining unit, and who are at least 21 years of age may participate in the Plan upon the completion of twelve months of service.

(c)        Contributions

Contributions to the Plan are made by both the participant and the Company. Participants may contribute any whole percentage, up to 50% of their eligible compensation, subject to the limitations of the Internal Revenue Code (the Code). Highly compensated employees, as defined by the Code, are subject to more restrictive maximum annual contribution limits. The percentage of compensation contributed may be increased or decreased at the election of the participant any time during the year. Participants may also make a rollover contribution from other qualified plans or rollover IRA.

Company contributions to the Plan are based on a discretionary match credited to eligible participant accounts on an annual basis. For the years ended December 31, 2006 and 2005, the Company matched 50% of each pretax dollar contributed to the Plan up to the first 5% of eligible compensation for noncollectively bargained participants.

(d)       Participant Accounts

Participant contributions and Company contributions are invested into the Plan’s available investment alternatives (See note l(e)) based upon investment elections of the participant. A participant’s account value depends upon the participant’s investment elections, investment returns, and the amount of Company contributions contributed to his or her account, less administrative expenses.

SALLY BEAUTY
401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(e)        Investment Alternatives

Participants may elect to invest their account balances in nineteen investment alternatives within eight different asset classes, as well as Alberto-Culver common stock prior to November 16, 2006 and the Company’s common stock after the separation from Alberto-Culver on November 16, 2006. The asset classes include: (i) stable value, (ii) fixed income (iii) balanced, (iv) large capitalization, (v) mid capitalization, (vi) small capitalization, (vii) global/international, and (viii) life cycle.

Account balances may be invested in 1% increments in any of the Plan’s available investment alternatives. Participants may reallocate their investments among the available investment alternatives any time during the year. Dividend and interest income received on investments are reinvested in the same funds.

Effective August 1, 2005, a fixed income investment alternative, the Core Plus Bond/PIMCO Fund was added as an investment alternative in the Plan.

Effective August 8, 2005, the Fidelity Advisor Balanced Account was removed from the Plan as an investment option due to the Fidelity Advisor Balanced Account’s inability to meet certain performance criteria established by the Plan’s Investment Policy Statement. Plan assets invested in the Fidelity Advisor Balanced Account were transferred to the Balanced I Fund (sub-advised by Wellington Management) on August 10, 2005.

Effective September 30, 2005, Prudential Retirement Insurance and Annuity Company (PRIAC) replaced John A. Levin Co. with Aronson + Johnson + Ortiz, LP (AJO) as the investment sub-advisor for the Large Cap Value/John A. Levin Co. Fund.

(f)        Vesting and Forfeitures

Participants become fully vested in the Company contributions and related earnings credited to their accounts based upon their years of service as shown in the following table:

Vested
Years of vesting service	percentage

Less than 1	—
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

Participants who are age 65 or over, die, or become permanently disabled are automatically 100% vested in the value of Company matching contributions and related earnings credited to their account.

SALLY BEAUTY
401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

If a participant terminates employment with the Company, the participant’s nonvested portion of the Company contributions and earnings thereon are forfeited. Forfeited amounts are used to reduce future Company matching contributions to the Plan. For the Plan years ended December 31, 2006 and 2005, forfeiture amounts allocated to eligible participants were approximately $77,000 and $180,000, respectively.

The Company will reinstate the forfeited balance to the account of a terminated participant who rejoins the Company before incurring five consecutive one year breaks in service.

(g)       Plan Mergers

During the 2005 Plan year, participant account balances in the Innovations Successful Services, Inc. 401(k) Savings Plan and Pacific Salon Systems Inc. 401(k) Retirement Plan totaling $2,437,467 were transferred into the Plan due to the Company’s December 2004 acquisition of CosmoProf.

(h)       Payment of Benefits

Upon termination of employment, including termination due to disability, death or retirement, a participant or their beneficiary may elect to receive a lump sum payment of the total value of the vested interest in his or her account. Alternatively, a participant may elect to receive a partial payment, Alberto-Culver common stock prior to November 16, 2006 or the Company’s common stock after November 16, 2006 separation from Alberto-Culver (to the extent the participant’s account is invested in Alberto-Culver or the Company’s common stock), a direct rollover, or leave his or her account balance with the Plan.

Actively employed participants who have reached age 59 1/2 may begin receiving payments from the vested interest in his or her account. The Plan also allows participants to make hardship withdrawals (subject to provisions of the Code and the Plan) of some or all of their pretax contributions made to the Plan.

(i)        Corrective Distributions

As required under Sections 401(k) and 401(m) of the Code, the Plan is required to pass compliance tests as they relate to both participant and Company matching contributions to the Plan. If the Plan does not pass these tests, the Plan must make corrective distributions to certain highly compensated employees. For the Plan years ended December 31, 2006 and 2005, corrective distributions were required in the amounts of approximately $164,000 and $137,000, respectively. Corrective distributions are processed in the Plan year subsequent in which the participant and Company contributions were initially contributed.

(j)        Participant Loans

A participant may borrow against the vested interest in his or her account for periods of one to five years. In the event the loan is used to purchase a primary residence, the loan repayment period may be up to ten years. Certain primary residence loans acquired through plan, mergers may have repayment periods that exceed a ten year period. Participant loans are limited to the lesser of $50,000 or 50% of the participant’s vested interest in his or her account and bear interest at the prime rate at

SALLY BEAUTY
401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

the time the loan is made. The $50,000 maximum is reduced by the participant’s highest outstanding loan balance(s) from all qualified retirement plans maintained by the Company during the preceding twelve months.

Outstanding participant loans are considered investments of the Plan and repayments of principal and interest are credited to the borrowing participant’s account using his or her current investment election. At December 31, 2006 and 2005, interest rates on outstanding loans ranged from 5.0% to 10.50% and maturities ranged from January 2007 through December 2029, respectively.

(k)       Administrative Expenses

The Trustee and its affiliates charge certain administrative fees which are paid by the Plan. All other Plan related administrative expenses are paid by the Company.

(2)       Summary of Significant Accounting Policies

(a)       Basis of Accounting

The accompanying financial statements of the Plan are prepared on an accrual basis of accounting.

(b)       Asset Valuation and Income Recognition

Net appreciation and net depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end. Purchases and sales of investments are recorded on the trade date.  Interest and dividends are recorded when earned

The Plan’s investments are stated at fair value. The fair value of the Company common stock is based upon its quoted market price. Fair value of pooled separate accounts is measured by the net unit value, which is based on the fair value of the underlying assets of the account (excluding the Plan’s stable value investment option, the Principal Preservation Separate Account (PPSA)).

The PPSA is an insurance product offered through a group annuity contract with Prudential Retirement Insurance and Annuity Company (PRIAC) which is “evergreen” in nature and has no maturity date.  The PPSA provides a constant “open window” for participant directed deposits and withdrawals.  As such the contract does not provide for any pre-determined schedules of cashflows as there would be for a traditional Guaranteed Investment Contract.  The PPSA offers a full guarantee of principal and interest by PRIAC.  Assets to support the contractual guarantees are held in a non-unitized commingled separate collateral account of PRIAC.  The value of the PPSA is stated at contract value which equals fair value given the specific characteristics of the product.  Interest crediting rates for the PPSA are declared by PRIAC in advanced and guaranteed for six-month periods (January 1 through June 30 and July 1 through December 31).  The interest crediting rates are not based on the performance of the collateral account. For the years ended December 31, 2006 and 2005, the average yield and crediting interest rates were approximately 4.00% and 3.25%, respectively.

Participant loans are valued at their outstanding principal balances, which approximate fair value.

The carrying value of receivables approximates their fair value given the short maturity of those instruments.

(c)        Payment of Benefits

Benefit payments to participants are recorded upon distribution from the Plan.

(d)       Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and related disclosures. Actual results could differ from those estimates.

SALLY BEAUTY
401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(e)        Risks and Uncertainties

The Plan invests in various forms of investments. These investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risks associated with certain investments, it is possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in participant account balances and in the statement of net assets available for benefits.

(3)       Investment Information

The fair values of investment fund balances that represent 5% or more of the Plan’s net assets as of December 31, 2006 and 2005 are as follows:

	2006		2005
Principal Preservation Separate Account	$18,181,922		14,348,392
Fidelity Advisor Equity Growth Account	6,931,502		6,900,395
Balanced I Fund Wellington Management	6,368,717		5,711,946
Alberto-Culver Co. Common Stock		*	5,918,937
Large Cap Growth/Turner Investment Partners Fund	5,643,892		5,355,562
Dryden SP 500 Index Fund	5,192,906		4,631,185
International Equity/Julius Baer Fund	5,021,281		3,762,492
Oppenheimer Global Fund (Class A Shares)	4,071,817		3,494,356

*      Investment does not exceed 5% of the Plan’s net assets

During the Plan years ended December 31, 2006 and 2005, the Plan’s investments (including investments bought, sold, and held during the year) appreciated/(depreciated) in value as follows:

	2006	2005
Pooled Separate Accounts	$2,450,004	3,307,308
Company Common Stock	(272,149)	(442,498)
Net appreciation in fair value	$2,177,855	2,864,810

(4)       Related-Party Transactions

PRIAC provides recordkeeping, investment management and custodian services for the Plan. Prudential Investment Management Services LLC (PIMS) provides brokerage services relating to transactions involving the Alberto-Culver common stock prior to November 16, 2006 and the Company’s common stock after the Company’s separation from Alberto-Culver on November 16, 2006 held by the Plan.

PRIAC and PIMS are affiliates of the Trustee, which are subsidiaries of Prudential Financial, Inc; therefore, these transactions qualify as party-in-interest transactions. Fees for the above services are paid by the Plan as a reduction of the yield earned on the Plan’s investments.

SALLY BEAUTY
401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

The Company and Alberto-Culver (through November 16, 2006), as plan administrator, are party-in-interests to the Plan. Party-in-interest investments held by the Plan included 133,199 shares and 129,376 shares of Alberto-Culver common stock at December 31, 2006 and 2005, respectively, with a fair value of $2,857,109 and $5,918,937, respectively. Dividend income earned on Alberto-Culver’s common stock was $3,906,594 and $48,167 for the years ended December 31, 2006 and 2005, respectively. Party-in-interest investments held by the Plan included 347,283 shares and 0 shares of the Company’s common stock at December 31, 2006 and 2005, respectively, with a fair value of $2,708,804 and $0, respectively.

(5)       Plan Termination

It is the intent of the Company that the Plan continues into the future; however, the Company reserves the right to terminate the Plan. In the event the Plan is terminated, participants would become fully vested in their accounts and the assets of the Plan would be distributed to the participants in proportion to their respective interests in the Plan.

(6)       Tax Status

The Company adopted a Standardized Prototype Profit Sharing Plan with a cash or deferral arrangement which received a favorable opinion letter from the Internal Revenue Service, dated July 28, 2004, which stated that the form of the Plan and related trust are designed in accordance with applicable sections of the Code. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code and, therefore, the Plan qualifies under Section 401 (a) of the Code and is exempt from tax under Section 501(a) of the Code. Furthermore, the plan administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

(7)       Reconciliation of Financial Statements to Form 5500

For the Plan year ended December 31, 2006, there were no amounts allocated to withdrawing participants; therefore a reconciliation to the IRS Form 5500 is not required.

The following is a reconciliation of benefits paid to participants per the financial statements for the Plan year ended December 31, 2005 to the Form 5500:

Benefits paid to participants per the financial statements	$7,678,419
Less amounts allocated to withdrawing participants in prior year	(776)
Benefits paid to participants per IRS Form 5500	$7,677,643

Amounts allocated to withdrawing participants were recorded on the Form 5500 for benefit claims that were processed and approved for payment prior to December 31, 2005, but not yet paid as of that date. For the Plan year ended December 31, 2006, there were no amounts allocated to withdrawing participants.

SALLY BEAUTY
401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(8)       Subsequent Event

Effective February 1, 2007, the Plan liquidated the Fidelity Advisory Equity Growth Funds and transfer the fund’s assets to the Large Cap Growth/Turner Investment Partners Fund.

Supplemental Schedule

SALLY BEAUTY
401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issuer, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, par value, or number of shares	Number at shares/units	Current value
Pooled Separate Accounts
*	Prudential Retirement Insurance and Annuity Company	Fidelity Advisor Equity Growth Account	79,899 Units	$6,931,502
*	Prudential Retirement Insurance and Annuity Company	Balanced I Fund Wellington Management	124,394 Units	6,368,717
*	Prudential Retirement Insurance and Annuity Company	Large Cap Growth/Turner Investment Partners Fund	427,225 Units	5,643,892
*	Prudential Retirement Insurance and Annuity Company	Dryden SP 500 Index Fund	62,081 Units	5,192,906
*	Prudential Retirement Insurance and Annuity Company	International Equity/Julius Baer Fund	201,476 Units	5,021,281
*	Prudential Retirement Insurance and Annuity Company	Oppenheimer Global Fund (Class A Shares)	49,527 Units	4,071,817
*	Prudential Retirement Insurance and Annuity Company	Large Cap Blend/AJO Fund	170,958 Units	3,392,474
*	Prudential Retirement Insurance and Annuity Company	Small Cap Growth/TimesSquare Fund	97,933 Units	2,350,516
*	Prudential Retirement Insurance and Annuity Company	Lifetime Aggressive Growth Fund	64,570 Units	1,124,450
*	Prudential Retirement Insurance and Annuity Company	Small Cap Value/Mellon Equity Fund	60,907 Units	1,659,892
*	Prudential Retirement Insurance and Annuity Company	Lifetime Balanced Fund	130,456 Units	2,199,957
*	Prudential Retirement Insurance and Annuity Company	Lifetime Conservative Growth Fund	110,745 Units	1,854,938
*	Prudential Retirement Insurance and Annuity Company	Mid Cap Blend/New Amsterdam Partners Fund	86,596 Units	1,446,417
*	Prudential Retirement Insurance and Annuity Company	Lifetime Growth Fund	106,619 Units	1,839,697
*	Prudential Retirement Insurance and Annuity Company	Mid Cap Growth/Artisan Partners Fund	65,740 Units	805,521
*	Prudential Retirement Insurance and Annuity Company	Mid Cap Value ( Sub-advised by Wellington Management)	45,873 Units	999,234
*	Prudential Retirement Insurance and Annuity Company	Lifetime Income & Equity Fund	13,698 Units	223,865
*	Prudential Retirement Insurance and Annuity Company	Core Plus Bond/PIMCO Fund	10,723 Units	133,171
Common Stock
*	Alberto-Culver Company	Alberto-Culver Company Common Stock Account	133,199 Shares	2,857,109
*	Sally Beauty Holdings, Inc.	Sally Beauty Holdings Inc. Common Stock Account	347,283 Shares	2,708,804
Loans Receivable from Participating Employees
*	Participant Loans	Loans to participants, bearing interest from 5.00% to 10.50% with varying maturities through 2028	—	2,575,190
Guaranteed Interest Contracts
*	Prudential Retirement Insurance and Annuity Company	Principal Preservation Separate Account	1,634,346 Units	18,181,922
				$77,583,272

*       Represents a party-in-interest.

Cost is omitted as all investments are fully participant directed.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SALLY BEAUTY 401(k) SAVINGS PLAN

By:	/s/ David L. Rea
Senior Vice President and Chief Financial Officer

Dated: June 29, 2007

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm